UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company (Issuer))

Merlin Global Acquisition, Inc.

(Offeror)

a wholly-owned subsidiary of

Randstad North America, Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, Par Value $0.001 per Share	611742107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner

Joel T. May

Jones Day

1420 Peachtree Street NE, Suite 800

Atlanta, GA 30309

(404) 581-8062

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Merlin Global Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Randstad North America, Inc. (“Randstad North America”), for any and all of the outstanding shares of common stock, par value $0.001 per share, of Monster Worldwide, Inc. (“Monster”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 8, 2016, among Monster, Randstad North America and Purchaser.

This filing and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Monster’s common stock. The tender offer referenced in this filing and the attached exhibits has not commenced. Upon commencement of the tender offer, Randstad North America and its direct wholly-owned subsidiary, Purchaser, will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal and other related documents and, thereafter, Monster will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Randstad North America, Purchaser and Monster intend to mail these documents to the shareholders of Monster. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MONSTER SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Monster will be able to obtain a free copy of these documents (when they become available) and other documents filed by Monster, Randstad North America or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Monster may obtain a free copy of these documents (when they become available) by visiting the “Investors” section of Monster’s website at http://ir.monster.com.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release issued by Randstad Holding nv and Monster on August 9, 2016

99.2	Memo to Colleagues issued by Randstad North America on August 9, 2016

99.3	Frequently Asked Questions

99.4	Talking Points for Senior Management

99.5	Social Media Posts on August 9, 2016

2